Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Kingsway Financial Services Inc. announces Normal Course Issuer Bid

    TORONTO, Nov. 9 /CNW/ - Kingsway Financial Services Inc. ("Kingsway")
announced today that The Toronto Stock Exchange (the "Exchange") has accepted a notice filed by Kingsway of its intention to make a Normal Course Issuer Bid
(the "Bid").
    The notice provides that Kingsway may, during the 12 month period commencing November 13, 2007 and ending November 12, 2008, purchase on the
Exchange up to 2,780,000 common shares, being less than five percent (5%) of the total number of common shares outstanding. As at November 1, 2007,
55,631,094 common shares were issued and outstanding. The price which Kingsway will pay for any such shares will be the market price at the time of acquisition. The actual number of common shares which may be purchased pursuant to the Bid and the timing of any such purchases will be determined by management of Kingsway. The average daily trading volume of common shares for the most recently completed six calendar months is 167,418. All common shares purchased pursuant to the Bid will be cancelled.
    Kingsway purchased 563,600 common shares during the twelve months preceding the date of the notice at an average price of C$23.01. All of such shares were purchased for cancellation.
    Kingsway believes that its common shares have been trading in a price range which does not adequately reflect the value of such shares in relation to the business of Kingsway and its future business prospects. As a result, depending upon future price movements and other factors, Kingsway believes that its outstanding common shares may represent an attractive investment to
Kingsway. Furthermore, the purchases are expected to benefit all persons who continue to hold common shares by increasing their equity interest in
Kingsway.

    Kingsway Financial Services Inc. is one of the largest truck insurers and non-standard automobile insurers in North America based on A.M. Best data that we have compiled. Kingsway's primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through thirteen wholly-owned insurance subsidiaries in Canada and the U.S.
Canadian subsidiaries include Kingsway General Insurance Company, York Fire &
Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company,
Southern United Fire Insurance Company, Lincoln General Insurance Company,
U.S. Security Insurance Company, American Country Insurance Company, Zephyr
Insurance Company, Mendota Insurance Company, Mendakota Insurance Company and
Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda.
    The common shares of Kingsway Financial Services Inc. are listed on the
Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

    %SEDAR: 00003152E          %CIK: 0001072627

    /For further information: W. Shaun Jackson, Executive Vice President and
Chief Financial Officer, Tel: (905) 629-7888, Fax: (905) 629-5008, Web Site:
www.kingsway-financial.com/
    (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 19:36e 09-NOV-07